FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 20, 2010 regarding announcement on the number of shares delivered under share exchanges with Hitachi Plant Technologies and Hitachi Maxell

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 20, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces the Number of Shares Delivered under Share Exchanges with Hitachi Plant Technologies and Hitachi Maxell

Tokyo, April 20, 2010 – Hitachi, Ltd. (NYSE: HIT/TSE: 6501) today announced that the total number of Hitachi shares delivered under the share exchanges was confirmed, relating to share exchanges which became effective April 1, 2010 with Hitachi as the wholly owning parent company and Hitachi Plant Technologies, Ltd. and Hitachi Maxell, Ltd. as the wholly owned subsidiary, respectively.

Details of the Allotment related to the Share Exchanges

Number of Shares Delivered under the Share Exchange
Share Exchange with Hitachi Plant Technologies as a wholly owned subsidiary	22,018,364 shares of common stock
Share Exchange with Hitachi Maxell as a wholly owned subsidiary	19,768,274 shares of common stock
Total	41,786,638 shares of common stock

Notes:

1.	Hitachi used its treasury stock for all the delivered shares under each of the Share Exchange.
2.	The details of Hitachi making Hitachi Plant Technologies its wholly owned subsidiary via the Share Exchange was outlined in the “Hitachi and Hitachi Plant Technologies Announce Making Hitachi Plant Technologies a Wholly Owned Subsidiary of Hitachi via a Share Exchange” on February 24, 2010.
3.	The details of Hitachi making Hitachi Maxell its wholly owned subsidiary via the Share Exchange was outlined in the “Hitachi and Hitachi Maxell Announce Making Hitachi Maxell a Wholly Owned Subsidiary of Hitachi via a Share Exchange” on February 24, 2010.

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